

January 20, 2012

Via Email
John B. Bartling, Jr.
Chief Executive Officer
Ares Commercial Real Estate Corporation
Two North LaSalle Street, Suite 925
Chicago, IL 60602

> **Re:** **Ares Commercial Real Estate Corporation**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 29, 2011**
> **File No. 333-176841**

Dear Mr. Bartling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 1 and 19. Until we understand the percentage of proceeds intended to be used for working capital purposes as compared to being used to repay indebtedness used to finance the origination of your initial portfolio, and until we understand the information to be provided regarding the initial portfolio, including loan performance information, we are unable to determine the applicability of Industry Guide 5, including sponsor prior performance information. We may have further comment.

2. We note your response to comments two, three and four in our letter dated October 11, 2011 and await the filing of your next amendment including the information as detailed in your response.

Prospectus Summary, page 1

3.   We have referred your response to comment 7 in our letter dated October 11, 2011 to the Division of Investment Management.

Expense Reimbursement, page 12

4.   We note your response to comment 11 in our letter dated October 11, 2011; however, we continue to believe that Item 402 compensation disclosure is warranted to the extent that the registrant will reimburse compensation payments made by the advisor to a named executive officer of the registrant. Please confirm that you plan to include such disclosure in future filings requiring Item 402 disclosure.

Investment Committee of Our Manager, page 97

5.   We reissue comment 23 in our letter dated October 11, 2011 in part. Please revise to describe with greater specificity the business experiences for Mr. Sachs over the past five years. In such revised disclosure, identify the specific time periods he has served in each of the positions described. Refer to Item 401(e) of Regulation S-K.

Item 36. Financial Statements and Exhibits, page II-3

6.   We note your response to comment 27 in our letter dated October 11, 2011. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Monica J. Shilling
       Proskauer Rose LLP